May 20, 2025

Barbara Weber, M.D.
President and Chief Executive Officer
Tango Therapeutics, Inc.
201 Brookline Avenue, Suite 901
Boston, MA 02215

       Re: Tango Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 12, 2025
           File No. 333-287202
Dear Barbara Weber M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Marishka DeToy, Esq.